Exhibit 2.1

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                         Proposed purchase by GSV, Inc.
                                       of
         Oil and Gas and related properties held by Polystick U.S. Corp.
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Properties to be purchased:     All oil and gas and related properties held by
                                Polystick U.S. Corp., as presented in exhibit A "list of properties" (to be provided).

Purchase price:                 $ 2.625 million to be paid by issuing 4,500,000
                                shares of common stock of GSV, Inc. valued at $0.25 per share and $1,500,000 million of a new series of GSV, Inc.'s convertible preferred stock, which shall be convertible into common stock and shall have the rights described generally on exhibit B "convertible preferred".

Adjustment of purchase price:   The purchase price is subject to adjustment
                                prior to closing based on GSV, Inc.'s due diligence investigation of Polystick U.S. Corp.

Closing:                        Closing shall occur on or before May 16, 2003.

Purchase agreement:             Consummation of the proposed transaction is
                                subject to the completion of due diligence and the negotiation and execution of a definitive purchase agreement containing customary representations, covenants, indemnities and conditions for transactions of this nature.

Due diligence:                  Polystick U.S. Corp. will provide GSV, Inc. and
                                its officers, directors, attorneys and other agents ("representatives") with full access upon reasonable prior notice to its representatives and to its assets, properties, contracts, books, records and such other information as may be requested by GSV's representatives.

Consents and approvals:         Each party is responsible to obtain all
                                consents, approvals and licenses, whether regulatory or commercial, that may be required for its participation in the proposed transaction, as will be further detailed in the purchase agreement.

Legal fees:                     All legal and due diligence fees will be paid by
                                GSV, Inc.

Standstill:                     In consideration of the substantial expenditure
                                of time, effort and expense to be undertaken by
                                GSV, Inc. and its representatives, immediately
                                upon Polystick U.S. Corp.'s execution of this
                                term sheet Polystick U.S. Corp. undertakes and
                                agrees that, from the date hereof until the
                                consummation of the proposed transaction, or if
                                a definitive purchase agreement is not executed
                                and delivered on or prior to May 16, 2003, until
                                May 16, 2003, it will not, nor will it permit
                                any person
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                                controlling, controlled by or under common
                                control with Polystick U.S. Corp. to, take any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from anyone to engage in any merger, consolidation or combination of Polystick U.S.
                                Corp. into or with any third party, or any sale of all or substantially all the assets of Polystick U.S. Corp. or any of its oil and gas and related properties, to any third party.

This term sheet is intended to be a summary evidencing the current intentions of the parties with respect to the proposed transaction described above, and it is expressly understood that (1) this term sheet is not intended to, and does not, constitute an agreement to consummate the proposed transaction or to enter into a definitive purchase agreement, and (2) the parties hereto will have no rights or obligations of any kind whatsoever relating to the proposed transaction by virtue of this term sheet or any other written or oral expression by their respective representatives unless and until a definitive purchase agreement is executed and delivered, provided that the respective obligations of GSV, Inc. and Polystick U.S. Corp. contained in the preceding two paragraphs will be binding on GSV, Inc. and Polystick U.S. Corp., as the case may be.


For GSV, Inc.                                    For Polystick U.S. Corp.


/s/ Gilad Gat                                   /s/ Sagi Matza
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Gilad Gat                                       Sagi Matza
President & CEO                                 President & CEO

Dated: April 8, 2003                            Dated: April 8, 2003


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                                    Exhibit B
            to Term Sheet between GSV, Inc. and Polystick U.S. Corp.
                                   April 2003

Terms of Proposed Series B Convertible Preferred Stock


Dividends:                      In the event any  dividends are declared with
                                respect to the Common Stock of the Company, the holders of the Series B Convertible
                                Preferred Stock shall be entitled to receive an amount equal to the amount of dividends that each such holder would have received had the Series B Convertible Preferred Stock been converted into Common Stock as of the date immediately prior to the record date of such dividend.

Liquidation Preference:         In the event of liquidation, dissolution or
                                winding up of the affairs of the Company, the holders of the Series B Convertible Preferred
                                Stock shall be entitled to receive, before any distribution or payment is made to any holder of Common Stock or any other Junior Stock, an amount equal to $1.00 per share plus an amount equal to all declared and unpaid and any accrued and unpaid dividends, through the date of the distribution, before any payment is made or assets distributed to the holders of any class or series of the Common Stock of the Company or any other class or series of the Company's capital stock ranking junior to the Series B Convertible Preferred Stock with respect to liquidation.

Redemption:                     If there shall occur certain  triggering  events
                                with respect to the Company,  the holders of the
                                Series B Convertible  Preferred  Stock shall
                                have the right to redeem  all or a portion  of
                                the  Series B  Convertible Preferred  Stock and
                                the  shares of Common  Stock  then issued in
                                connection  with the conversion of the Series B
                                Convertible  Preferred  Stock and held by such
                                Holder for a redemption  price,  in cash, equal
                                to the sum of (i) $1.00 plus all accrued and
                                unpaid  dividends to the date of determination
                                to the extent not previously paid on each
                                outstanding  share  of  Series  B  Convertible
                                Preferred  Stock,  plus  (ii)  the  product of
                                (A) the number  of  underlying  shares  issued
                                in  respect  of conversions of shares of Series
                                B Convertible Preferred Stock  then  held by the
                                Holder  and  (B)  100% of the conversion price
                                received by GSV, Inc. for such shares.
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Voting  Rights:                 The  holders  of the  Series B  Convertible
                                Preferred Stock shall have the right, voting separately as a single class, to designate and elect up to three members of the Board of Directors of the Company. In addition, a vacancy in any directorship elected by the holders of the Series B Convertible Preferred Stock shall be filled only by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Convertible
                                Preferred Stock.

Conversion:                     The conversion price per share of the Series B
                                Convertible Preferred Stock shall be $1.00, subject to adjustment for stock splits, stock dividends, etc., together with weighted average antidilution for new issuances of common stock or equivalents at a price less than the then conversion price of the Series B Convertible
                                Preferred Stock. No antidilution adjustment shall be made for shares issued under any existing GSV, Inc. employee or director stock option plan or any future such plan approved by a majority of GSV's directors.


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